UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition

9 April 2009

PEARSON ACQUIRES NATIONAL TRANSCRIPT CENTER AND INTELLIPRO

Pearson, the international education and information company, today announces the acquisition of two education businesses in North America – the National Transcript Center (NTC) and Intellipro. The two businesses have combined gross assets of approximately $1 million.

National Transcript Center, based in Austin, Texas, is a leading provider of software that enables students’ academic records (or ‘transcripts’) to be electronically captured and securely exchanged between educational institutions. Its services provide significant efficiencies over traditional paper-based distribution methods and support a strong connection between school and higher education. It will become part of Pearson’s US Assessment and Information Group, which already works with many states to record, analyse and apply student data to enhance learning.

Intellipro is a New Jersey-based software engineering company which is focussed on learning technologies. It has worked with Pearson for almost 20 years, playing a key role in the development of Pearson’s market-leading online homework and assessment services including MyMathLab, MyEconLab, MyFinanceLab and MyAccountingLab. The Intellipro team will become part of Pearson’s Learning Technologies Group, working to create and deliver new learning software across US K-12, post-secondary, professional and international markets.

ENDS

For more information:

Luke Swanson/Simon Mays-Smith/Charles Goldsmith     +44 (0)20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   9 April. 2009

By:   /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary